KW 9/8

SEC MAIL PROCESSING
RECEIVED
AUG 2 4 2011
WASH, D.C.
211
SECTION

UNITEDSTAT
SECURITIESANDEXCHAN
Washington, D.C.

11023006

OMB APPROVAL	
Number:	3235-0123
es:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-2010 (MM/DD/YY) AND ENDING 06-30-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
International Money Management Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Channel Marker Way, Suite #101
(No. and Street)

Grasonville, MD 21638
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest O. Brittingham Jr. 410-827-4005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group, LLC
(Name – *if individual, state last, first, middle name*)

955 Mt. Hermon Road Salisbury, MD 21804
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 9/8

OATH OR AFFIRMATION

I, Ernest O. Brittingham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management, Inc., as of June 30th, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOAN TRUDY LEE NOTARY PUBLIC TALBOT COUNTY, MD

Joan Trudy Lee
NOTARY PUBLIC
Talbot County
State of Maryland
My Commission Expires
May 17, 2014

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

TGM GROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
International Money Management Group, Inc.
Grasonville, MD 21638

We have audited the accompanying statements of financial condition of International Money Management Group, Inc. as of June 30, 2011 and 2010, and the related statements of income and comprehensive income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Money Management Group, Inc. as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

TGM Group LLC
Salisbury, Maryland
August 12, 2011

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2011 and 2010

		2011		2010
ASSETS				
Cash and cash equivalents	$	**59,241**	$	21,126
Deposits with clearing organizations		**50,000**		50,000
Securities available-for-sale, at fair value		**2,530**		1,778
Commissions receivable		**20,985**		11,821
Service fees receivable		**33,121**		28,899
Due from affiliate - BFG		**31,190**		59,867
Other assets		**8,157**		2,647
Total assets	**$**	**205,224**	$	176,138
LIABILITIES				
Commissions payable	$	**22,399**	$	36,213
Service fees payable		**23,185**		20,229
Due to affiliate - BIC		**37,754**		-
Income tax payable		**834**		-
Deferred tax liability		**2,188**		2,665
Total liabilities		**86,360**		59,107
STOCKHOLDER'S EQUITY				
Capital stock, $.05 par value, 2,000,000 shares authorized, 271,136 shares issued and outstanding		**13,555**		13,555
Additional paid-in capital		**74,443**		74,443
Accumulated other comprehensive loss, net of tax		**(133)**		(844)
Retained earnings		**30,999**		29,877
Total stockholder's equity		**118,864**		117,031
Total liabilities and stockholder's equity	**$**	**205,224**	$	176,138

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Years Ended June 30, 2011 and 2010

	2011	2010
REVENUES		
Mutual fund	$ 274,809	$ 470,588
Stock and bond	319,321	154,532
Variable annuity and pension	90,862	87,175
Life insurance	6,623	1,471
Total revenues	691,615	713,766
EXPENSES		
Commissions and bonuses	435,101	551,642
Overhead	118,205	124,154
Licensing and insurance	6,476	8,660
Professional fees	5,177	7,413
Miscellaneous and clearing	127,284	20,597
Total expenses	692,243	712,466
OTHER INCOME		
Interest	25	102
Miscellaneous	2,041	195
Total other income	2,066	297
Net Income Before Income Taxes	1,438	1,597
Provision for income tax expense	316	351
NET INCOME	$ 1,122	$ 1,246
OTHER COMPREHENSIVE INCOME (LOSS), net of tax		
Unrealized holding gain (loss) on securities available-for-sale (net of deferred tax benefits)	711	(275)
TOTAL COMPREHENSIVE INCOME	$ 1,833	$ 971

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2011 and 2010

	Capital stock						Accumulated Other Comprehensive		Retained		
	Shares		Amount		Additional paid-in capital		Loss		Earnings		Total
Balances, June 30, 2009	271,136	$	13,555	$	74,443	$	(569)	$	28,631	$	116,060
Net income	-		-		-		-		1,246		1,246
Net unrealized losses on securities available-for-sale, net of tax	-		-		-		(275)		-		(275)
Balances, June 30, 2010	271,136	$	13,555	$	74,443	$	(844)	$	29,877	$	117,031
Net income	-		-		-		-		1,122		1,122
Net unrealized gains on securities available-for-sale, net of tax	-		-		-		711		-		711
Balances, June 30, 2011	**271,136**	**$**	**13,555**	**$**	**74,443**	**$**	**(133)**	**$**	**30,999**	**$**	**118,864**

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2011 and 2010

		2011		2010
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	**1,122**	$	1,246
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
(Increase) decrease in commissions receivable		**(9,164)**		8,689
Increase in service fees receivable		**(4,222)**		(1,518)
Decrease (increase) in due from affiliate - BFG		**28,677**		(9,669)
(Increase) decrease in other assets		**(5,510)**		2,021
(Decrease) increase in deferred tax liability		**(518)**		351
Decrease in commissions payable		**(13,814)**		(23,933)
Increase in service fees payable		**2,956**		1,062
Increase in due to affiliate - BIC		**37,754**		-
Increase in income tax payable		**834**		-
Net cash provided by (used in) operating activities		**38,115**		(21,751)
Net increase (decrease) in cash		**38,115**		(21,751)
Cash, beginning of fiscal year		**21,126**		42,877
Cash, end of fiscal year	$	**59,241**	$	21,126

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended June 30, 2011 and 2010

Subordinated borrowings at July 1, 2009	$ -
Increases (decreases) in subordinated borrowings	-
Subordinated borrowings at June 30, 2010	$ -
Increases (decreases) in subordinated borrowings	-
Subordinated borrowings at June 30, 2011	$ -

The Notes to Financial Statements are an integral part of these statements

Note 1. The Company and its Significant Accounting Policies

Description of Business

International Money Management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

Basis of Accounting

The Company maintains its books and records on an accrual basis to conform with accounting principles generally accepted in the United States of America and FINRA requirements.

Accounting Standards Codification

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective for interim and annual periods ending after September 15, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF") and related literatures. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

The Company files its Federal and State income tax returns on a cash basis. The Company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

Commissions Receivable

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Management believes that all receivables were fully collectible; therefore, no allowance for doubtful accounts was recorded.

Note 1. The Company and its Significant Accounting Policies (Continued)

Commissions Payable

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

Service Fees

Service fee receivables and payables relate to direct (application way) mutual fund business. These estimated fees are based on historical collection factors, and recorded as receivables when deemed earned, and amounts estimated to be due to representatives (approximately 70%) are recorded as payables at the same time. During 2011 and 2010, the Company adjusted the estimated fees recorded as receivables and estimated amounts due to representatives recorded as payables on a monthly basis. Management believes these estimates are reasonable based on its long history with various mutual funds and will collect the fees over a 30 to 120 day time frame.

Financial Statement Presentation

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Note 2. Securities

The company owns 100 common shares of a worldwide securities listing company that were originally purchased at a value of $27 per share. As of June 30, 2011, management has the ability and intent to hold the equity securities available for sale for a period of time sufficient for a recovery of original cost. Management believes the unrealized loss is due to temporary economic conditions that will recover over time.

Note 3. Due To/From Affiliate

In accordance with an agreement International Money Management Group, Inc. has with Bayview Financial Group, Inc., an affiliate; indirect expenses relating to its business activities are payable to the affiliate as payment for overhead expense items. Prior to March 2011, the indirect expenses were based on the Company's proportionate share of revenue. Beginning in March 2011, the indirect expenses are based on the Company's proportionate share of overall expenses. Management believes this change in allocation had minimal impact on the financials. Overhead expense for the years ended June 30, 2011 and 2010 was **$118,205** and $124,154, respectively. Also, there was a Due from Bayview Financial Group, Inc. for the years ended June 30, 2011 and 2010 of **$31,190** and $59,867, respectively.

International Money Management Group, Inc. receives monthly management service fee income that is payable to its affiliate, Bayview Investment Council, Inc. There is a due to Bayview Investment Council, Inc. at June 30, 2011 of **$37,754**. There was no due to affiliate at June 30, 2010.

Note 4. Related Parties

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

The Company pays all overhead expenses to Bayview Financial Group, Inc. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 50% owned by Mr. Brittingham.

Note 4. Related Parties (Continued)

International Money Management Group, Inc.'s, individual and corporate client portfolios are managed by Bayview Investment Council, Inc. Bayview Investment Council, Inc. is owned 50% by Mr. Brittingham and 50% by Wayne Humphries.

Note 5. Income Taxes

The components of the provision for income tax for the year ended June 30, 2011 and 2010 are as follows:

	2011	2010
Current income taxes:	$ **834**	$ -
Deferred income taxes:	**(518)**	351
Income tax provision	$ **316**	$ 351

The components of net deferred income tax are as follows at June 30, 2011 and 2010.

	2011	2010
Deferred tax asset:		
Current:		
Commission and service fee payables	$ **18,335**	$ 12,417
Net unrealized loss on investment securities available-for-sale	**37**	78
Net operating loss carryforward	**-**	7,551
	$ **18,372**	$ 20,046
Deferred tax liability:		
Current:		
Commission and service fee receivables	$ **(20,560)**	$ (22,711)
Reflected in the balance sheet as a:		
Net current deferred tax liability	$ **(2,188)**	$ (2,665)

No valuation allowance has been provided for the deferred tax assets, as management believes that the payables will be fully utilized in future periods.

In fiscal year 2010, the Company adopted ASC 740-10, formerly FASB Interpretation 48, which addresses the accounting for uncertainty in income taxes. At June 30, 2011 and 2010, management believes there are no uncertain tax positions under ASC 740-10. The Company's Federal and Maryland tax returns for tax years 2007, 2008, and 2009 are subject to examination, generally for three years after they are filed.

At June 30, 2011, the Company had no net operating loss carryforwards for income tax purposes.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. At June 30, 2011, the Company had net capital of $72,507, which was $66,750 in excess of its required amount of $5,757.

Note 7. Fair Value Measurement

During the 2009 fiscal year, the Company adopted ASC Topic 820, formerly SFAS No. 157 *Fair Value Measurements and Disclosures*, which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. ASC Topic 820 requires disclosures about the fair value of assets and liabilities recognized in the statement of financial condition in periods subsequent to initial recognition, whether the measurements are made on a recurring basis or on a nonrecurring basis.

ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Fair Value Hierarchy

Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities)
Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of assets or liabilities)

In determining the appropriate levels, the Company performs a detailed analysis of assets and liabilities that are subject to ASC Topic 820.

Fair value measurements on a recurring basis at June 30, 2011 and 2010 are as follows:

	Level 1	Level 2	Level 3	Fair Value
June 30, 2010:				
Securities available-for-sale	$ 1,778	$ -	$ -	$ 1,778
Activity:				
Securities available-for-sale:				
Unrealized gains included in other comprehensive income	752	-	-	752
June 30, 2011:				
Securities available-for-sale	**$ 2,530**	**$ -**	**$ -**	**$ 2,530**

Securities available-for-sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Note 8. Subsequent Events

The Company has evaluated subsequent events through August 12, 2011, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

(SEE INDEPENDENT AUDITORS' REPORT)

Schedule I
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2011

Net capital		
Total stockholders' equity	$	118,864
Deductions:		
Non-allowable assets:		
Due from affiliate		31,190
Service fees, net		6,624
Other assets		8,543
Total non-allowable assets		46,357
Net capital	$	72,507
Aggregate indebtedness		
Items included in statement of financial position:		
Commissions payable	$	22,399
Service fees payable		23,185
Due to affiliate		37,754
Income tax payable		834
Deferred tax liability		2,188
Total aggregate indebtedness	$	86,360
Computation of required net capital		
Minimum net capital required; 6-2/3% of aggregate debt $5,757 or $5,000, whichever is greater	$	5,757

See Independent Auditors' Report

Schedule II
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2011

	2011
Customer funds held in excess	$ -
Amount in reserve bank account	$ -

See Independent Auditors' Report

NOTES TO SUPPLEMENTAL SCHEDULES

Note 1. Reconciliation of Schedule I

Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (FOCUS) for the period ended June 30, 2011.

Net capital per June 30, 2011 FOCUS report	$	72,872
Audit adjustments		(365)
Net capital per Schedule I	$	72,507

Note 2. Computation of Reserve Requirements

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

See Independent Auditors' Report

955 Mt. Hermon Road, Salisbury, Maryland 21804
410-742-1328 | 1-888-546-1574
FAX 410-742-6855 | cpa@tgmgroupllc.com
www.tgmgroupllc.com

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.

FINANCIAL REPORT

JUNE 30, 2011

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.

AUDIT COMMUNICATIONS

JUNE 30, 2011

TGM GROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.

AUDIT COMMUNICATIONS

JUNE 30, 2011

CONTENTS

I. REQUIRED COMMUNICATIONS TO THOSE CHARGED WITH GOVERNANCE

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

August 12, 2011

To the Board of Directors
International Money Management Group, Inc.

We have audited the financial statements of International Money Management Group, Inc. for the year ended June 30, 2011, and have issued our report thereon dated August 12, 2011. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As stated in our engagement letter dated July 11, 2011, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of International Money Management Group, Inc. for the purpose of expressing an opinion on the financial statements. We also issued our Report on Internal Control for International Money Management Group, Inc., as required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3. This report was dated August 12, 2011.

Other Information in Documents Containing Audited Financial Statements

Our responsibility for information contained in the FOCUS report or Annual Audited Report prepared for the United States Securities and Exchange Commission does not extend beyond the financial information identified in the independent auditors' report. We do not have an obligation to perform procedures to corroborate other information contained in the aforementioned reports. We did read the quarterly FOCUS report for the period ending June 2011, and nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statements.

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The critical accounting policies used by International Money Management Group, Inc. are described in Note 1 to the respective financial statements. We noted no transactions entered into by the Company during the year that were both critical and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Quality of the Company's Accounting Principles

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. The quality includes the consistency of the accounting policies and their application, the clarity and completeness of the financial statements, and includes items that have a significant impact on the representational faithfulness, verifiability, and neutrality of the accounting information included in the financial statements.

Management's Judgments and Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

Management's estimate of the service fees payable to representatives is based on a blended percentage of commissions receivable from various correspondent brokers and vendors of International Money Management Group, Inc. We evaluated the key factors and assumptions used to develop the service fees payable estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, there was one adjustment proposed (current tax provision and adjusting deferred taxes) that could have a significant effect on the Company's financial reporting process. This adjustment was

expected by the Company and properly recorded and reflected in the 2011 financial statements.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audits

We encountered no significant difficulties in dealing with management in performing and completing our audits.

This information is intended solely for the use of the Board of Directors and Management of International Money Management Group, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

TGM Group LLC

Salisbury, Maryland

II. COMMUNICATION OF SIGNIFICANT DEFICIENCIES AND MATERIAL WEAKNESSES

TGM GROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

August 12, 2011

Board of Directors
International Money Management Group, Inc.
Grasonville, MD

In planning and performing our audits of the financial statements of International Money Management Group, Inc. as of and for the year ended June 30, 2011, we considered the company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB).

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis. We believe the 1st comment on page 11 represents a material weakness.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed in the Comments and Recommendations section of this report, we identified certain recommendations that may be utilized by management for potential areas of improvement.

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

This letter does not affect our reports dated August 12, 2011 on the Financial Statements of the entity or the Report on Internal Control of International Money Management Group, Inc. This communication is intended solely for the information and use of management, the Board of Directors, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

We wish to thank the Company's management and employees for the assistance and cooperation provided us during our engagements.

Very truly yours,

SGM Group LLC

Salisbury, Maryland

III. COMMENTS AND RECOMMENDATIONS

CURRENT YEAR COMMENTS

Segregation of Duties - Material Weakness

Currently there are individuals performing incompatible accounting and finance duties. In addition, while the Accounting Department prepares monthly internal financial statements, we do not believe the Company employs a person who can prepare full GAAP financial statements, complete with footnotes. We believe these deficiencies in internal control represent a material weakness.

Management is aware of these conditions and has assessed the costs versus benefits to eliminate these issues. Management has determined that the costs exceed the potential benefit of hiring an individual who can prepare full GAAP financial statements; however, during fiscal year 2011 an additional employee was hired that should allow for additional segregation of duties within the accounting function in the future. We would be pleased to assist management in determining areas within the accounting function that should be segregated.

Formalization of Accounting Policies - General Comment

During our engagements, we noted that the Company does not have a formal accounting policies and procedures manual. We recommend developing an accounting procedures manual because written procedures, instructions, and assignments of duties will prevent or reduce misunderstandings, errors, inefficient or wasted effort, duplicated or omitted procedures, and other situations that can result in inaccurate or untimely accounting records. A well-devised manual can also help to ensure that all similar transactions are treated consistently, that accounting principles used are proper, and that records are produced in the form desired by management. A good accounting manual should aid in the training of new employees and possibly allow for delegation to other employees of some accounting functions management performs.

It will take some time and effort for management to develop an accounting manual; however, we believe this time will be more than offset by time saved later in training and supervising accounting personnel. Also, in the process of the comprehensive review of existing accounting procedures for the purpose of developing the manual, management might discover procedures that can be eliminated or improved to make the system more efficient and effective. Should management desire, we would be pleased to assist in the development of an accounting manual as a separate engagement.

955 Mt. Hermon Road, Salisbury, Maryland 21804
410-742-1328 | 1-888-546-1574
FAX 410-742-6855 | cpa@tgmgroupllc.com
www.tgmgroupllc.com